Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (U1062)

Offering Period: September 1, 2014 — September 11, 2014

6 Year Contingent Coupon Yield Notes Linked to the Russell 2000® Index

Product Terms

•	6 year Contingent Coupon Yield Notes linked to the performance of the Russell 2000® Index.
•	If a Coupon Barrier Event does not occur, the contingent coupons will be paid quarterly in arrears at a rate expected to be between 6.40% and 6.60% per annum* for the corresponding contingent coupon period; if a Coupon Barrier Event occurs, no coupon will be paid for the corresponding contingent coupon period.
•	If a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity.
•	If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be September 12, 2014.
Settlement Date:	Expected to be September 19, 2014.
Underlying:	The Russell 2000® Index.
Contingent Coupon Rate*:	If a Coupon Barrier Event does not occur, expected to be between 6.40% and 6.60% per annum for the corresponding contingent coupon period, calculated on a 30/360 basis; if a Coupon Barrier Event occurs, no contingent coupon will be paid for the corresponding coupon period.
Contingent Coupon Payment Dates**:	Unless a Coupon Barrier Event occurs, quarterly, beginning on December 19, 2014 to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on an Observation Date, the closing level of the Underlying is less than the Coupon Barrier Level.
Coupon Barrier Level*:	Approximately 75% of the Initial Level.
Observation Dates:	Quarterly, beginning on December 12, 2014 to and including the Valuation Date.
Knock-In Level*:	Approximately 75% of the Initial Level.
Knock-In Event:	Occurs if the Final Level is equal to or less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	If (a) a Knock-In Event occurs, Principal Amount x (1 + the Underlying Return); (b) a Knock-In Event does not occur, Principal Amount.
Underlying Return:	Calculated as follows: (Final Level – Initial Level) / Initial Level; subject to a maximum of zero.
Valuation Date:	September 14, 2020
Maturity Date:	September 21, 2020
CUSIP:	22547QSL1

* To be determined on the Trade Date. ** Please see the accompanying pricing supplement for specific dates.

Certain Product Characteristics

•	The Contingent Coupon Rate is expected to be between 6.40% and 6.60% per annum.*
•	The Knock-In Level will be approximately 75%* of the Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level	Underlying Return	Redemption Amount per $1,000 Principal Amount (1)(2)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	-10%	$1,000
-20%	-20%	$1,000
-30%	-30%	$700
-40%	-40%	$600
-50%	-50%	$500

(1) Does not include any contingent coupon payments on the securities.

(2) The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid contingent coupons, if any, at maturity.
•	If a Coupon Barrier Event occurs on an Observation Date, no contingent coupon will be paid with respect to the corresponding contingent coupon period.
(See "Additional Risk Considerations" on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: September 1, 2014 — September 11, 2014

6 Year Contingent Coupon Yield Notes

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 27, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement: http://www.sec.gov/Archives/edgar/data/1053092/000095010314005947/dp48947_424b2-u1062.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.